Exhibit 5

CVF TECHNOLOGIES CORPORATION
MISC JOURNAL ENTRIES

4th Quarter - 2004

Prepared by: ______________________________________

Date posted: ______________________________________

GJ #	Account Description	Account Number		Debits	Credits

GJ123104	Notes Rec - Biorem	17102-100	CDN	756,177.75
	Legal Fees	60700-100	CDN	4,000.00
	Consulting Fees	60310-100	CDN	25,000.00
	Taxes	90000-100	CDN	17,013.62
	Notes Rec - Biorem	17102-100	CDN	440,000.00
	Interest Income - Investee	41203-100	CDN	4,580.82
	Gain on sale	71000-100	CDN		733,375.00
	Portfolio Investment - Biorem	16304-100	CDN		516,625.00
	Unrealized exchange loss	70010-100		3,227.81

				1,250,000.00	1,250,000.00

	Breakdown of repurchase of shares by Biorem from CVF